Exhibit 99.1

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$90 million Dual-tranche Senior Unsecured Term Loan Facility for Cables de Energia y de Telecomunicaciones S.A. (“Centelsa”) and Affiliates

Panama City, Republic of Panama, October 10, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the closing of a US$90 million dual-tranche senior unsecured term loan for Centelsa, Alambres y Cables Técnicos, S.A., Cobres de Colombia, Ltda., Centelsa Perú, S.A.C. and Cedetec, S.A. (the “Borrower Group”). The transaction has a US$45 million 5-year tranche and a US$45 million 7-year tranche.

The Borrower Group, which represents the Andean-based cable and wire operations of Mexican conglomerate Xignux, S.A. de C.V. (“Xignux”), comprises a group of companies in Colombia, Peru and Ecuador involved in the manufacturing and distribution of cable and wire for use in the power, telecommunications, manufacturing and construction industries. Established in 1955 and acquired by Xignux in 2012, Centelsa is the market leader in Colombia with a 53% market share. Xignux, through Viakable, S.A. de C.V., is the leading supplier of cable and wire in Latin America.

Bladex was the Sole Lead Arranger, Bookrunner, and Administrative Agent for the Facility.

The transaction was successfully launched and disbursed within a month, and received strong support from the largest Colombian banks which led to a 2.1x oversubscription.

This transaction represents the second international syndicated loan for the Borrower Group. Proceeds were used to repay an existing US$130 million dual-currency syndicated facility, closed in December 2012 and also led by Bladex.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are very pleased to have the opportunity to do repeat business with a strong client like Xignux and its subsidiaries. The successful and swift execution of this transaction demonstrates the agility of our Loan Structuring and Distribution team and underpins Bladex´s commitment to support its clients with tailor-made funding solutions. Bladex continues to be very active in the Latin American syndicated loan market, bringing together clients in diverse industries and various countries with an ample base of regional and international banks. In this opportunity, Bladex worked alongside some of Colombia´s most important banks.”

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer
Tel: (+507) 210-8630, E-mail address: cschech@bladex.com
Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,
Panama, Republic of Panama